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Leonard Kreynin 212 450-4937 LEONARD.KREYNIN@DPW.COM

January 23, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GHL Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed December 1, 2008
File No. 001-33963

Dear Mr. Spirgel

On behalf of GHL Acquisition Corp. (“GHQ”), we are submitting GHQ’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) made in the letter dated December 30, 2008 from Larry Spirgel, Assistant Director of the SEC, to Scott L. Bok, Chairman and Chief Executive Officer of GHQ, regarding the above-mentioned preliminary proxy statement.

This letter and GHQ’s amended proxy statement are being filed electronically with the SEC today.  In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with a courtesy copy of the amended proxy statement marked to indicate changes from the version filed on December 1, 2008.

Page references in our responses correspond to the version of the proxy statement that is being filed today, however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination.  Please note that, for the Staff’s convenience, we have included each of the Staff’s comments in bold and provided GHQ’s response to each comment immediately thereafter.

Larry Spirgel	2	January 23, 2009

General

1.	Please include all listed annexes as soon as possible. We must review these documents before we clear your preliminary proxy statement, and we may have additional comments.

Response

The proxy statement has been revised to add the “Iridium Communications Inc. 2009 Stock Incentive Plan”, the last remaining annex to the proxy statement which has not been filed with the SEC to date.  Please see Annex E to the proxy statement.

Summary Term Sheet, page 1

2.	In the third bullet-point of your summary term sheet, clarify why you will only be acquiring 97% (as opposed to 100%) of the equity interests of Iridium Holdings at the closing of the acquisition.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 1 of the proxy statement.

3.	In the fourth bullet-point of your summary term sheet, please clarify and expand your disclosure regarding “other transaction agreements.”

Response

All terms detailed in the fourth bullet point of the summary term sheet are included in the transaction agreement and therefore the reference to the other transaction agreements was deleted and the proxy statement has been revised accordingly. Please see page 1 of the proxy statement.

4.
In the fifth bullet-point of your summary term sheet, please disclose the voting and ownership percentage to be controlled by current Iridium Holdings unitholders immediately following the merger, assuming no conversion and assuming maximum conversion by GHL stockholders.  Also provide ownership and voting percentages for GHL stockholders following the acquisition.  Clarify the extent to which GHL ownership percentages include shares obtained upon conversion of the Greenhill Europe convertible subordinated promissory note.

Response

Following the closing of the acquisition, assuming that no GHQ stockholders holding IPO shares vote against the acquisition proposal and properly exercise their right to convert their shares into cash, current unitholders of Iridium Holdings will hold approximately 42.2% of the outstanding common stock of GHQ, current GHQ stockholders will hold approximately 55.1% of the outstanding common stock of GHQ

Larry Spirgel	3	January 23, 2009

and Greenhill Europe will hold approximately 2.7% of the outstanding common stock of GHQ as a result of the conversion of the note.  Assuming the maximum number of stockholders of GHQ holding IPO shares (30% minus one share) vote against the acquisition proposal and properly exercise their right to convert their shares into cash, current unitholders of Iridium Holdings will hold approximately 49.1% of the outstanding common stock of GHQ, current GHQ stockholders will hold approximately 47.8% of the outstanding common stock of GHQ and Greenhill Europe will hold approximately 3.1% of the outstanding common stock of GHQ as a result of the conversion of the note.  The proxy statement has been revised accordingly.  Please see page 1 of the proxy statement.

5.
Please expand your summary term sheet to briefly mention the existence and significance of conversion rights and how to exercise them.  Also add a bullet-point summarizing the interests of the officers and directors of GHL in the transaction.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see new bullet points in page 2 of the proxy statement.

6.
Disclose the approximate dollar value of the total consideration to be paid under the transaction agreement based on your stock price immediately prior to the announcement of the proposed acquisition and as of a recent date.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 1 of the proxy statement.

Questions and Answers About the Acquisition, page 3

7.	Please disclose that the acquisition will impact your warrants because they become exercisable upon the later of the completion of a business combination and February 14, 2009.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 4 of the proxy statement.

Q.  Why is GHQ proposing the acquisition? Page 3

8.
Clarify in the last sentence of the fifth paragraph that the sellers of the equity interests in Syncom and Baralonco will enter into a pledge agreement, as this sentence indicates that the blocker entities will enter into a pledge agreement.

Response

Larry Spirgel	4	January 23, 2009

The proxy statement has been revised in response to the Staff’s comment.  Please see page 4 of the proxy statement.

Q.  How do the founding stockholder, our officers and directors intend to vote their shares? Page 5

9.
Please clarify how your founding stockholder, officers and directors will vote any shares acquired in the initial public offering, the aftermarket or the proposed tender offer with respect to the proposals.  If the founding stockholder, officers and directors acquire or have acquired any such shares, provide quantitative disclosure of these holdings in your revised proxy statement.

Response

None of GHQ’s founding stockholder, officers or directors intends to purchase any GHQ shares of common stock as part of the tender offer.  In response to the Staff’s comment, the proxy statement has been revised.  Please see page 6 of the proxy statement.

Q.  What is the tender offer? Page 7

10.
Disclose any contingencies relating to your planned tender offer, including how the results of the voting at the special meeting and conversions of common stock will impact your decision to move forward with the tender offer.  Clarify that while existing GHL stockholders may be entitled to convert all of their existing shares of common stock prior to the special meeting, such stockholders may only be able to tender a portion of their shares in the tender offer.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 8 of the proxy statement.

Why is GHQ planning the tender offer? Page 7

11.
Expand your disclosure to clarify that the tender offer price will be at a higher price than the conversion price and that is why the board believes that the tender offer, commencing after the special meeting, will enhance the likelihood of stockholder approval of the acquisition proposal.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see pages 8 and 9 of the proxy statement.

Larry Spirgel	5	January 23, 2009

Selected Historical Financial Data of GHQ, page 22

12.	Please provide separately the Statement of Operations Data for the period ended December 31, 2007 and the period ended September 30, 2008.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 24 of the proxy statement.

Selected Historical Financial Data of Iridium Holdings, page 23

13.	Please provide the Balance Sheet Data required by Item 301 of Regulation S-K.

Response

The selected historical financial data of Iridium Holdings has been revised to include all applicable balance sheet data required by Item 301 of Regulation S-K, specifically long-term obligations.  Please reference page 25 of the revised proxy statement.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 26

14.	On page 54, you disclose that you will be acquiring less than 100% of Iridium. Please reflect that in your Pro Form Financial Statements.

Response

The proxy statement has been revised on pages 31 – 33 for the pro forma balance sheet and income statements reflecting 0.5% non-controlling interest of $2.3 million.  In addition, please reference page 38 for additional disclosure (note V).

15.
On page 60, you disclose that you have agreed to purchase all the outstanding shares of Baralonco and Syncom in order to obtain the shares of Iridium that each owns.  Please tell us where you have reflected this transaction in the pro formas.

Response

No pro forma adjustments have been made for Baralonco and Syncom because, although they currently have cash and certain immaterial assets and liabilities, the transaction agreement contemplates that these entities will have no assets and liabilities at the closing other than Iridium Holdings units.  The only historical operations of these entities have been the ownership of Iridium Holdings units and, in the case of Baralonco, certain previously disposed investments.

Larry Spirgel	6	January 23, 2009

16.
Please reflect the changes to the terms of your credit facilities as a result of the Credit Amendments (i.e., the changes to the interest rates as disclosed on page F-67) as well as the distribution of $36.3 million to Iridium Holdings unit holders.

Response

These adjustments were not reflected in the pro forma financials as they are not directly attributable to the transaction, nor do they result in a material change in the capitalization of the combined company.  The Credit Amendment was executed on October 24, 2008, prior to and independent of the closing of the acquisition.  The related distributions of $36.3 million were also made in November and December of 2008.  As a result, the changes have not been reflected in the amended pro forma statements as of September 30, 2008.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

2.  Acquisition Method, page 31

17.
Please provide us with your detailed analysis of paragraphs 8, 9 and A11-A15 of SFAS 141(R) supporting your conclusion that GHQ is the acquiring entity for accounting purposes.  Revise your disclosures accordingly.

Response

GHQ has concluded that GHQ will be the accounting acquirer based on a consideration of all pertinent facts and circumstances.  Of particular significance in the analysis is (i) the significant cash consideration paid by GHQ or its stockholders to the members of Iridium Holdings for their equity interests in the transaction and (ii) that the owners of GHQ (the legal acquirer that issued the equity interests), retained a significantly larger portion of the voting rights in the combined entity.  We considered other facts and circumstances, including whether a large minority interest existed, the composition of the governing body of the combined entity, the composition of senior management of the combined entity, and the terms of the exchange of the equity securities.  A summary of the analysis based on the factors listed in paragraphs A11-A15 of the SFAS 141(R), is as follows:

a. The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retain or receive the larger portion of the voting rights in the combined entity. In determining which group of owners retains or receives the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Prior to consideration of the potentially convertible securities (discussed below), GHQ shareholders will own 57% of the outstanding voting shares of the combined entity and Iridium Holdings members will own 43% of the outstanding voting shares of the combined entity. When considering fully vested in-the-money convertible securities, the GHQ shareholder ownership interest increases to approximately 72% of the outstanding

Larry Spirgel	7	January 23, 2009

voting shares.  This percentage interest gives effect to the warrants.  The only form of voting interests is common stock.  See the post-transaction summary of the significant investors by entity in the chart below:

Larry Spirgel	8	January 23, 2009

Investor	Total GHQ Units or Potential GHQ Units (a)	Ownership % Based on Outstanding Common Stock	Ownership % after Exercise or Conversion of Other “in-the-money” Interests
Iridium Holdings Members:
Syncom-Iridium	4,908,407	5.9%	3.8%
Syndicated Comm.	6,430,208	7.7%	5.0%
Baralonco Limited	11,338,615	13.7%	8.8%
Bareena Holdings	2,266,340	2.7%	1.8%
Dan A. Colussy Trust	266,135	0.3%	0.2%
Tyrone Brown	109,018	0.1%	0.1%
Class B Unit Holders	10,681,277	12.9%	8.3%
Total Iridium Holdings Members	36,000,000	43.3%	27.9%

Pre-Transaction GHQ Shareholders:
Greenhill Europe $22.9 million convertible note (c)	2,290,000	-	-
GHQ sponsor (Greenhill)	6,930,000	8.3%	5.4%
GHQ public shareholders	40,130,000	43.3%	30.6%
Current management option shares (d)	1,871,886	-	-
Warrants - GHQ sponsor (Greenhill) (b)	6,000,000	-	4.6%
Warrants - GHQ public shareholders (b)	40,000,000	-	31.0%
Warrants - GHQ directors (b)	130,000	-	0.1%
Total GHQ shareholders	97,351,886	56.7%	72.1%
1) Total potentially convertible 2) Total included based on outstanding common stock 3) Total included after exercise or conversion of “in-the-money” awards	133,351,886	83,060,000	129,190,000

(a) The units in this column include all outstanding shares of GHQ shares at the transaction date, plus vested in-the-money convertible or exercisable securities that provide additional voting common stock ownership.  See further discussion below.

 (b) The exercise price on the warrants is $7.00/share and they are exercisable at the later of the completion of a business combination or 12 months from GHQ’s public offering date (February 21, 2008). These warrants will be exercisable upon consummation of the transaction.

 (c) The initial conversion price of the $22.9 million convertible note is $10/share.  As it is not “in the money” we have excluded it from the above calculations (see further discussion below).

Larry Spirgel	9	January 23, 2009

(d) The current management share options are subject to a 3 to 4 year vesting period and thus excluded from the above calculations (see further discussion below)

GHQ considered in-the-money options, warrants, and convertible securities that are vested and exercisable or convertible into voting shares as of the date of consummation (or become so as a result of consummation) for purposes of this test.

As the current stock price of GHQ is approximately $9.20/share and the acquisition is expected to close after February 21, 2009, it appears the warrants held by GHQ stockholders to acquire common stock for $7.00 per share will be fully vested and in-the-money, and thus we have included them in the above table in making our preliminary assessment.  We note that the Note acquired by Greenhill Europe  will not be convertible upon the closing of the transaction, but it will be convertible within less than a year of the closing of the transaction.  However, given that the initial conversion price of the Note is $10/share, the Notes are not currently “in the money” and thus we exclude it in the above analysis.

The above analysis also excludes current management option shares to buy 1,871,886 shares of common stock which are expected to be granted on the transaction date at the closing price on that date and vest ratably over 3 to 4 years.  These awards were excluded given that they will be granted with a strike price equal to the closing price on the date of grant and will have 3 to 4 year service period.

The significance of the differential in the post-combination voting interests in favor of GHQ shareholders (72% to 28%) provides a difficult presumption to overcome that GHQ is the acquiring entity.

In addition, GHQ notes that GHQ is paying $107.1 million in cash to the Iridium Holdings unitholders ($77.1 million in cash to all Iridium Holdings unit holders and $30.0 million to the non-blocker Iridium Holdings unit holders).  This fact provides further evidence that GHQ is the accounting acquirer.

b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

As indicated on the above table, there is not an individual shareholder or controlled group of shareholders that owns a significant minority interest in the combined company.  Thus, this consideration does not point to either entity being the acquiring entity.

c. The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Per Article 8.06 of the Transaction Agreement GHQ and Iridium Holdings shall take all necessary action so that the persons listed on Schedule 8.06(a) are appointed or elected, as applicable, to the position of directors, officers and employees of the

Larry Spirgel	10	January 23, 2009

combined company to serve in such positions effective immediately after the Closing.  Per Schedule 8.06(a), six current Iridium Holdings affiliated individuals and four current GHQ affiliated individuals will be the initial directors of the combined company.  Each current officer of Iridium Holdings will be appointed to an equivalent office of the combined company.

It is expected that an affiliate of GHQ will be the initial Chairman of the Board of the combined company.  Affiliates of GHQ will also be the initial chairman of the audit committee and the nominating committee.  An affiliate of Iridium Holdings is expected to be the initial chairman of the compensation committee.  The initial directors of the combined company shall serve a one-year term.  Directors after the initial one-year term shall be subject to a shareholder vote.

Per Article 3 of the Amended and Restated Certificate of Incorporation (Exhibit B to the Transaction Agreement) “except as otherwise provided by law, the Common Stock, together as if a single class, shall possess full and complete voting power for the election of members of the Board of Directors.”  As current GHQ shareholders will own a majority of the voting common stock of the combined entity, they will have the voting power to appoint a majority of the Board of Directors.

Although the majority of the initial board of the combined entity will be former Iridium Holdings board members (six of ten), their term is short (one year) and GHQ shareholders will own the majority of the voting common shares that elect the Directors. Therefore, GHQ shareholders have the ability to appoint the majority of the board members and thus this consideration, absent other pertinent considerations, suggests GHQ is the acquiring entity.

d. The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

Upon closing of the acquisition, a current GHQ director will be Chairman of the Board. All other members of the senior management team will be comprised solely of former Iridium Holdings senior management.  The Iridium Holdings team will continue to manage all aspects of the new entity and GHQ officers will not retain their positions.  Absent other pertinent considerations, this consideration suggests that Iridium Holdings may be the acquiring entity.

e.         The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

Establishing whether a premium has been paid is difficult given the absence of quoted market prices.  As Iridium Holdings’ shares are not publicly-traded there is no

Larry Spirgel	11	January 23, 2009

reasonable way to determine whether GHQ will pay a premium for Iridium Holdings.  Thus, this consideration is not applicable.

GHQ also considered the relative size of each entity.  The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.  As GHQ is a “special purpose acquisition company” with no operations, established for the express purpose of making an investment in an operating company, we believed it was most appropriate to compare the total assets of each entity.  As of September 30, 2008, GHQ had total assets of approximately $404.7 million relative to Iridium Holdings’ September 30, 2008 total assets of $219.7 million. This fact presents further evidence that GHQ is the acquiring entity.

Given that existing GHQ shareholders will own such a significant portion of the voting interests of the combined entity (approximately 72% considering all relevant equity interests), and considering the evidence provided by other factors, for which the GHQ indicators outweigh the Iridium Holdings indicators, GHQ believes that the issuer of the securities, GHQ, is the accounting and legal acquirer.

18.
Please revise to use a fair value for GHQ that is closer to its fair value at the date that you filed the proxy.  In addition, your notes to the pro forma balance sheet should include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.  The appropriate percentages should be reasonable in light of the acquirer’s volatility.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 34 of the proxy statement.

3.  Pro Forma Adjustments and Assumptions

19.
We refer to the Motorola Payables disclosure on page F-41.  We note that the TSA provides for the payment to Motorola of $7.25 million plus certain accrued interest upon the occurrence of a “triggering event.” Tell us how you considered this potential payment, due to the possible change of control, in your pro forma financial statements.  In this regard, it appears that the total amount due has not been recognized in your historical financial statements.  Similarly address how you considered the possible change of control with respect to your Motorola Note Agreement in note 8.

Response

Iridium Holdings is continuing to assess the relevant language in the Motorola TSA and the Motorola Note Agreement and is in discussions with Motorola regarding the applicability of the “triggering event” to the transaction with GHQ under these agreements.  Iridium Holdings expects to reach an understanding with Motorola and

Larry Spirgel	12	January 23, 2009

clarify the treatment of the Motorola payables for financial purposes prior to the filing of the definitive proxy statement and will reflect such understanding accordingly.

20.	In (D), please disclose in detail how the adjustments were calculated.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 35 of the proxy statement.

21.	In (H), revise to show how the preliminary adjustment for the difference in tax and book basis has been calculated.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 36 of the proxy statement.

22.
In (I), revise to show the allocation of costs to each intangible asset.  Also, tell us the consideration that was given to allocating a portion of the purchase price to research and development activities as contemplated by paragraph 16 of SFAS 142 (after the adoption of SFAS 141(R)).

Response

In response to the Staff’s comments, the proxy statement has been revised on page 36.  There were no material, critical research and development projects in place that would generate relatively significant cash flows in the future.

23.	In (K), revise to explain in detail how the adjustment was calculated and the basis for that adjustment.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 37 of the proxy statement.

24.	In (M), disclose how you determined the estimated $10.00 conversion price. If the amount is not fixed, please provide a sensitivity analysis for the possible range of conversion prices.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 37 of the proxy statement.

25.	In (S), revise to show how the adjustment was calculated.

Larry Spirgel	13	January 23, 2009

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 37 of the proxy statement.

Risk Factors, page 36

Iridium Holdings indebtedness could impair its ability to react to changes, page 47

26.	If you plan on using a substantial portion of the trust proceeds to pay down debt, please indicate so and disclose the remaining amount of debt that must be serviced.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 51 of the proxy statement.

Claims for indemnification by our officers and directors may reduce, page 54

27.
Disclose whether any vendors, service providers and other entities have or have not executed waiver agreements relating to potential claims against the trust account.  If material, disclose the amounts not covered by waiver agreements.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 57 of the proxy statement.

The AMEX may delist our securities, which could make it more difficult, page 57

28.	Please revise and change all references in your proxy statement to the American Stock Exchange or AMEX to NYSE Alternext U.S. to reflect its current name following acquisition by NYSE Euronext.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see references to NYSE Alternext U.S. replacing references to the AMEX throughout the proxy statement, for example see pages 21 and 60.

29.
Please clarify where the common stock in the post-acquisition entity will be listed.  For example, throughout your proxy statement you have left blank the name of a proposed exchange for the listing of your post-acquisition securities.  However, Note 8 to your financial statements on page F-23 indicates that you contemplate listing on Nasdaq.

Larry Spirgel	14	January 23, 2009

Response

Following the closing of the acquisition, GHQ plans to list its common stock with the New York Stock Exchange.  In response to the Staff’s comment, the proxy statement has been revised.  Please see, as an example, pages 4 and 60 of the proxy statement.

Proposal I – Approval of the Acquisition, page 60

Background of the Acquisition, page 60

30.
Please provide additional background information about the three potential targets with whom you entered into detailed discussions.  Discuss the criteria for selecting these companies.  Disclose when you abandoned these transactions in favor of pursuing the Iridium transaction.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 64 of the proxy statement.

31.
Please provide additional detail regarding why a representative of Iridium Holdings’ financial advisor initially contacted GHL.  Explain how Iridium became aware of your business objective and determined it was compatible with Iridium’s business objective.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 64 of the proxy statement.

Factors Considered by the GHQ - Board in Approving the Acquisition, page 65

32.	Please include disclosure addressing Iridium’s reasons for the acquisition. Refer to Schedule 14A Item 14(b)(4) and Regulation MA Item 1004(a)(2)(iii).

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 69 of the proxy statement.

Summary of the Duff & Phelps Opinion, page 73

33.	Please detail, with tabular disclosure to the extent practicable, how Duff & Phelps determined the range of discount rates applied in the discounted cash flow method.

Larry Spirgel	15	January 23, 2009

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 80 of the proxy statement.

34.
Disclose the material financial projections considered by Duff & Phelps in its analyses.  Furthermore, disclose the bases for and the nature of the material assumptions underlying the projections used in the discounted cash flow analysis.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 80 of the proxy statement.

35.
Please disclose the criteria for selecting comparable publicly-traded companies for use in the selected public company analysis.  Tell us in your response letter how the financial advisor was able to obtain EBITDA and revenue projections for 2008 and 2009 for all the comparable companies.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see the third sentence of the first paragraph of the section “Selected Public Company Analysis and M&A Transaction Analysis” starting on page 81 of the revised proxy statement.

Duff & Phelps has informed GHQ that it has obtained the EBITDA and revenue projections for 2008 and 2009 for the five comparable companies in the selected public company analysis from CapitalIQ, Bloomberg, equity analyst research and other publicly available information.

36.
Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Duff & Phelps in connection with rendering its fairness opinion.  We may have further comment upon receipt of these materials.  Also provide us with a copy of the engagement letter.

Response

Duff & Phelps has informed GHQ that under a separate confidential submission to the Staff being made concurrently with this letter, it is providing the Staff with (i) the presentation materials it provided to GHQ’s board of directors at the September 11, 2008 and September 22, 2008 board meetings and (ii) its engagement letter.  In that submission, counsel for Duff & Phelps is requesting confidential treatment of these presentation materials and the engagement letter and that these presentation materials and the engagement letter be returned promptly following completion of the Staff’s review thereof.

Larry Spirgel	16	January 23, 2009

The September 11, 2008 presentation materials, which were used by Duff & Phelps when discussing its preliminary analysis with the board of directors of GHQ at the September 11, 2008 board meeting, together with the September 22, 2008 presentation materials, which were used by Duff & Phelps in delivering its presentation and oral opinion to the board of directors of GHQ at the September 22, 2008 board meeting, are, in addition to the opinion, the only analyses, reports or presentations provided to the board of directors of GHQ by Duff & Phelps.

Proposal IV – Adoption of the Stock Incentive Plan, page 89

37.
Please advise in your response letter when the options and shares called for thereby under the 2009 Stock Incentive Plan will be registered under the Securities Act, or if such registration is not contemplated, the section of the Securities Act or rule of the Commission under which exemption from such registration is claimed and the facts relied upon to make the exemption available.  See Instruction 5 to Item 10 of Schedule 14A.

Response

The shares available for issuance under the Iridium Communications Inc. 2009 Stock Incentive Plan will be registered on Form S-8 under the Securities Act as soon as reasonably practicable following the closing of the transactions contemplated under the transaction agreement.

The Transaction Agreement, page 100

38.	Please provide us with a list briefly identifying the contents of all omitted schedules or similar supplements to the transaction agreement.

Response

In response to the Staff’s comment, counsel to GHQ is submitting to the Staff, under separate cover, supplemental materials identifying the content of the omitted schedules and similar supplements to the transaction agreement.  Please see letter by counsel to GHQ, dated January 23, 2009, submitted to the Staff separately.

Directors and Officers of GHQ After the Acquisition, page 108

39.	Please revise the last sentence in this paragraph to clarify when officers will resign their positions.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 112 of the proxy statement.

Larry Spirgel	17	January 23, 2009

Conditions to the Closing of the Acquisition, page 109

40.
Disclose whether it is the intent of your board of directors to resolicit stockholder approval of the acquisition if either party waives a material condition.  We believe that resolicitation is generally required when companies waive material conditions to an acquisition and such changes in the terms of the transaction render the disclosure that was previously provided to shareholders materially misleading.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 115 of the proxy statement.

Information about Iridium Holdings, page 128

41.
We note your citation of statistical and third-party industry data throughout this section of the proxy statement.  For example, Raymond James is cited on page 128 and GSM Association & Europa Technologies is cited on page 129.  Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support.

Response

In response to the Staff’s comment, counsel to Iridium Holdings is submitting to the Staff, under separate cover, supplemental materials identifying the statistical and third party industry data used in the proxy statement.  Please see letter by counsel to Iridium Holdings, dated January 23, 2009, submitted to the Staff separately.

Iridium Holdings Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 150

Liquidity and Capital Resources, page 167

42.
Please reconcile the disclosure on page 172 that Iridium holdings will “be able to prepay all or a portion of its outstanding debt balance following the acquisition with the disclosure later on page 172 that Iridium Holdings will be required to make a prepayment of $80 million of the outstanding balance under its credit agreements.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 174 of the proxy statement.

Larry Spirgel	18	January 23, 2009

Beneficial Ownership of Securities, page 175

43.
Clarify the extent to which the columns reflecting share ownership after the acquisition include shares of common stock underlying your warrants which will be exercisable upon completion of the acquisition.  Refer to Rule 13d-3(d)(1) under the Exchange Act.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 178 of the proxy statement.

Where You Can Find More Information, page 204

44.	Please revise this section to reflect the current address of the Commission, 100 F Street, NE, Washington, DC 20549.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 207 of the proxy statement.

Iridium Holdings LLC Audited Financial Statements

4.  Boeing Operations and Maintenance Agreement, page F-42

45.	Please revise to disclose the outstanding term of the agreement over which the remaining balance of the payment to Boeing will be amortized.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page F-42 of the proxy statement.

5.  Property and Equipment, page F-42

46.	Please revise to provide details of your construction in process.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page F-42 and F-63 of the proxy statement.

Larry Spirgel	19	January 23, 2009

Iridium Holdings LLC Interim Financial Statements

3.  Material Definitive Agreements, page F-61

47.
Tell us how you will account for the convertible note issued to Greenhill Europe and refer to your basis in the accounting literature.  Also, tell us why the note has not been reflected in your pro forma financial statements.

Response

Iridium Holdings is in the process of evaluating the $22.9 million convertible subordinated promissory note dated October 24, 2008 using all of the relevant authoritative guidance.  The subordinated convertible note will be reflected in the Iridium Holdings audited financial statements as of and for the year ended December 31, 2008, which will be included in the definitive proxy statement to be filed with the SEC.  Iridium Holdings has not reflected the issuance of the $22.9 million convertible subordinated promissory note in the pro forma financial statements as it does not believe it constitutes a material change in the capitalization of the combined company as of September 30, 2008.

Very truly yours,

/s/ Leonard Kreynin
Leonard Kreynin
Davis Polk & Wardwell

cc:           Scott L. Bok, GHL Acquisition Corp.